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                                               Filed by Peregrine Systems, Inc.

                          Pursuant to Rule 425 under the Securities Act of 1933

                                       and deemed filed pursuant to Rule 14a-12

                                         of the Securities Exchange Act of 1934


                                         Subject Company: Harbinger Corporation
                                                    Commission File No. 0-26298


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Frequently Asked Questions
Peregrine/Harbinger Transaction
Posted on Peregrine's Website
April 10, 2000


                             PEREGRINE SYSTEMS, INC.
                        HARBINGER CORPORATION ACQUISITION


         PEREGRINE SYSTEMS HAS ANNOUNCED ITS INTENTION TO ACQUIRE HARBINGER CORPORATION. THE FOLLOWING "FREQUENTLY ASKED QUESTIONS" PROVIDES MORE INFORMATION ABOUT THE PROPOSED ACQUISITION. COMPLETION OF THE ACQUISITION IS SUBJECT TO A NUMBER OF CONDITIONS. THESE INCLUDE REGULATORY REVIEWS, APPROVAL OF THE TRANSACTION BY HARBINGER'S SHAREHOLDERS, AND APPROVAL OF THE ISSUANCE OF SHARES OF PEREGRINE COMMON STOCK BY PEREGRINE'S STOCKHOLDERS.

         THE FOLLOWING PRESENTATION CONTAINS "FORWARD-LOOKING" STATEMENTS ABOUT THE EXPECTATIONS, BELIEFS, PLANS, INTENTIONS, AND STRATEGIES OF BOTH PEREGRINE AND HARBINGER AND, ASSUMING THE MERGER IS COMPLETED, THE COMBINED COMPANIES. THESE STATEMENTS ARE BASED SOLELY ON INFORMATION AVAILABLE TO PEREGRINE AND HARBINGER AS OF TODAY'S DATE. THE ABILITY OF EITHER PEREGRINE, HARBINGER, OR THE COMBINED COMPANIES TO ACHIEVE THEIR PLANNED BUSINESS OBJECTIVES INVOLVE MANY RISKS AND UNCERTAINTIES. THESE STATEMENTS ARE NOT GUARANTEES OF THE FUTURE PERFORMANCE OF EITHER PEREGRINE, HARBINGER, OR THE COMBINED COMPANIES. THE ACTUAL RESULTS OF PEREGRINE, HARBINGER, OR THE COMBINED COMPANIES COULD DIFFER MATERIALLY FROM CURRENT EXPECTATIONS.

         FACTORS THAT COULD CAUSE OR CONTRIBUTE TO THESE DIFFERENCES INCLUDE THE COMPANIES' ABILITY TO COMPLETE THE TRANSACTION AND, IF COMPLETED, THEIR ABILITY TO INTEGRATE PEREGRINE'S AND HARBINGER'S RESPECTIVE BUSINESSES. IN ADDITION, BOTH PEREGRINE AND HARBINGER HAVE MADE NUMEROUS PRIOR ACQUISITIONS, MAY MAKE FUTURE ACQUISITIONS, AND FACE ADDITIONAL RISKS ASSOCIATED WITH THE INTEGRATION OF THESE ACQUISITIONS. THE REVENUES AND EARNINGS OF BOTH PEREGRINE AND HARBINGER ARE, AND THE REVENUES AND EARNINGS OF THE COMBINED COMPANIES WILL BE, SUBJECT TO A NUMBER OF FACTORS THAT MAKE ESTIMATION OF THEIR FUTURE OPERATING RESULTS EXTREMELY UNCERTAIN. THESE FACTORS INCLUDE COMPETITION; INCREASED COMPETITION DUE TO EACH PARTY'S EXPANDED PRODUCT OFFERINGS; RISKS ASSOCIATED WITH THE EVOLVING AND VARYING DEMAND FOR EACH COMPANY'S SOFTWARE PRODUCTS; THE ABILITY OF PEREGRINE, HARBINGER, AND THE COMBINED COMPANIES TO EXPAND THEIR OPERATIONS; LITIGATION, INCLUDING LITIGATION OVER INTELLECTUAL PROPERTY RIGHTS; AND GENERAL ECONOMIC FACTORS. THE RISKS ASSOCIATED WITH PEREGRINE'S BUSINESS ARE DISCUSSED IN PEREGRINE'S ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED MARCH 31, 1999, WHICH WAS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IN JUNE 1999, AND IN PEREGRINE'S SUBSEQUENT QUARTERLY REPORTS ON FORM 10-Q FILED WITH THE SEC. IN ADDITION, FACTORS AFFECTING HARBINGER'S BUSINESS ARE CONTAINED IN ITS ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2000 FILED WITH THE SEC ON MARCH 30, 2000. YOU ARE ENCOURAGED TO READ THIS INFORMATION CAREFULLY.

         ADDITIONAL INFORMATION AND WHERE TO FIND IT: IN CONNECTION WITH THE PROPOSED MERGER, PEREGRINE EXPECTS TO FILE A PROXY STATEMENT AND REGISTRATION STATEMENT ON FORM S-4 WITH THE SEC, AND HARBINGER EXPECTS TO FILE A PROXY STATEMENT WITH THE SEC. ONCE THE SEC HAS DECLARED PEREGRINE'S REGISTRATION STATEMENT EFFECTIVE, PEREGRINE AND HARBINGER WILL MAIL A JOINT PROXY STATEMENT/PROSPECTUS TO THEIR RESPECTIVE STOCKHOLDERS. HARBINGER STOCKHOLDERS WILL BE ASKED TO APPROVE THE PROPOSED ACQUISITION BY PEREGRINE, AND PEREGRINE STOCKHOLDERS WILL BE ASKED TO APPROVE THE ISSUANCE OF SHARES OF PEREGRINE COMMON STOCK IN CONNECTION WITH THE ACQUISITION. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN THEY ARE AVAILABLE. THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS WILL


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CONTAIN IMPORTANT INFORMATION ABOUT HARBINGER, PEREGRINE, THE PROPOSED MERGER,
THE PERSONS SOLICITING PROXIES RELATING TO THE PROPOSED MERGER, THEIR INTERESTS IN THE PROPOSED MERGER, AND RELATED MATTERS. INVESTORS AND SECURITY HOLDERS WILL BE ABLE TO OBTAIN FREE COPIES OF THESE DOCUMENTS, ONCE AVAILABLE, AS WELL AS EACH COMPANY'S OTHER SEC FILINGS, THROUGH THE WEBSITE MAINTAINED BY THE SEC AT HTTP://WWW.SEC.GOV. FREE COPIES OF THE JOINT PROXY STATEMENT/PROSPECTUS, ONCE AVAILABLE, AND EACH COMPANY'S OTHER SEC FILINGS, MAY ALSO BE OBTAINED FROM THE RESPECTIVE COMPANIES. FREE COPIES OF PEREGRINE'S FILINGS MAY BE OBTAINED BY ACCESSING ITS WEB SITE AT HTTP://WWW.PEREGRINE.COM OR BY MAILING OR TELEPHONING PEREGRINE SYSTEMS, INC., 12670 HIGH BLUFF DRIVE, SAN DIEGO, CALIFORNIA 92130,
ATTENTION: INVESTOR RELATIONS, TELEPHONE: (858) 481-5000. FREE COPIES OF HARBINGER'S FILINGS MAY BE OBTAINED BY DIRECTING A REQUEST THROUGH THE INVESTORS RELATIONS PORTION OF HARBINGER'S WEBSITE AT HTTP://WWW.HARBINGER.COM OR BY MAILING OR TELEPHONING HARBINGER CORPORATION, 1277 LENOX PARK BOULEVARD, ATLANTA, GEORGIA 30319, ATTENTION: INVESTOR RELATIONS, TELEPHONE: (404) 467-3000.

         YOU MAY ALSO READ AND COPY ANY REPORTS, STATEMENTS OR OTHER INFORMATION FILED BY HARBINGER OR PEREGRINE AT THE SEC PUBLIC REFERENCE ROOMS AT 450 FIFTH STREET, N.W., WASHINGTON, D.C. 20549 OR AT ANY OF THE SEC'S OTHER PUBLIC REFERENCE ROOMS IN NEW YORK, NEW YORK AND CHICAGO, ILLINOIS. PLEASE CALL THE SEC AT 1-800-SEC-0330 FOR FURTHER INFORMATION ON THE PUBLIC REFERENCE ROOMS.

         PARTICIPANTS IN SOLICITATION: PEREGRINE, ITS DIRECTORS, EXECUTIVE OFFICERS, AND OTHER MEMBERS OF PEREGRINE'S MANAGEMENT AND EMPLOYEES MAY BE SOLICITING PROXIES FROM PEREGRINE STOCKHOLDERS IN FAVOR OF THE ISSUANCE OF PEREGRINE COMMON STOCK IN THE MERGER. INFORMATION CONCERNING PEREGRINE'S PARTICIPANTS IN THE SOLICITATION IS SET FORTH IN ITS PRESS RELEASE ANNOUNCING THE EXECUTION OF THE MERGER AGREEMENT. THIS PRESS RELEASE WAS FILED WITH THE SEC UNDER RULE 425 ON APRIL 6, 2000. IN ADDITION, HARBINGER, ITS DIRECTORS, EXECUTIVE OFFICERS, AND OTHER MEMBERS OF HARBINGER'S MANAGEMENT AND EMPLOYEES MAY BE SOLICITING PROXIES FORM HARBINGER STOCKHOLDERS IN FAVOR OF THE MERGER. INFORMATION CONCERNING HARBINGER'S PARTICIPANTS IN THE SOLICITATION IS SET FORTH IN ITS CURRENT REPORT ON FORM 8-K FILED WITH THE SEC ON APRIL 5, 2000.

                  BENEFITS OF MERGER TO HARBINGER OFFICERS

         Certain officers and directors of Harbinger will receive accelerated vesting of their stock options in connection with the merger. A description of these benefits is contained in Harbinger's proxy statement for its 2000 Annual Meeting of Shareholders under the caption "Agreements with Employees." Harbinger's proxy statement was filed with the SEC and is available at the SEC's website, www.SEC.gov, at the SEC's offices, or by directing a request through the Investors Relations portion of Harbinger's website at http://www.Harbinger.com or by mail to Harbinger Communications, 1277 Lenox Park Boulevard, Atlanta, GA 30319, Attention: InvestorRelations, telephone:
(404) 467-3000.

                           FREQUENTLY ASKED QUESTIONS

WHAT IS THE ANNOUNCEMENT BETWEEN PEREGRINE SYSTEMS AND HARBINGER?

         Peregrine Systems has agreed to acquire all the outstanding stock, stock options, and warrants of Harbinger at an exchange ratio of 0.75 share of Peregrine Systems common stock for each share of Harbinger common stock. The stock-for-stock exchange has been approved by the Boards of Directors of both companies and is subject to approval by their respective shareholders, regulatory approvals, and customary closing conditions. While Peregrine Systems will remain the name of the combined entity, the intent is to capitalize on the combined resources of the two companies. The headquarters location of Peregrine Systems will continue to be in San Diego, CA.

WHO IS HARBINGER CORPORATION?

         Harbinger Corporation is a leading worldwide provider of business-to-business Internet e-commerce software, services and solutions that enable companies to build and manage trading communities. The company is dedicated to maximizing its customers' business potential with internet-based solutions for computing platforms


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ranging from desktops to mainframes. Headquartered in Atlanta, Georgia,
Harbinger provides worldwide customer support from multiple U.S. and international locations.

         Founded in 1983, Harbinger initially specialized in consumer electronic banking and home shopping applications. Beginning in 1987, the company transitioned to business-to-business e-commerce, helping companies exchange goods and services using standard electronic business documents. Harbinger expanded into Europe in 1994. Also at this time Harbinger began developing Internet technologies for B2B e-commerce.


WHAT DO WE EXPECT PEREGRINE'S CUSTOMERS WILL GAIN THAT THEY WOULDN'T HAVE WITHOUT HARBINGER?

         Over the past few years, Peregrine has become a leading provider of Infrastructure Management solutions, including most recently, Employee Self Service solutions. Peregrine's Infrastructure Management solutions permit our customers to manage the entire life cycle of their infrastructure assets, including information technology assets, facilities, and corporate fleets. We expect our proposed merger with Harbinger to extend our infrastructure management solutions from an internal focus to the external resources or "markets" required for success with e-Business initiatives. The combination of our companies is expected to create, operate and link e-Business networks, e-Catalogs and online marketplaces as integrated components of a company's e-Business infrastructure.


WHAT DO WE EXPECT HARBINGER'S CUSTOMERS WILL GAIN THAT THEY WOULDN'T HAVE WITHOUT PEREGRINE SYSTEMS?

         Peregrine believes that Harbinger has demonstrated leadership in B2B e-Commerce technology and service delivery. Harbinger's e-Commerce solutions offer content and catalog data management, e-Business software for both buyers and suppliers, and ASP solutions. Harbinger delivers an open B2B trading community which permits multiple marketplaces to use whatever commerce protocol is required, including IP and HTML protocols. Harbinger's merger with Peregrine is expected to enable the management of the internal processes required by B2B e-Commerce transactions, especially as they relate to e-Procurement and Infrastructure Management.

ARE THERE ANY PRODUCT SYNERGIES BETWEEN THE COMPANIES?

         Many organizations today are redeveloping their business offerings for the e-commerce environment. By combining Peregrine and Harbinger, we hope to enable customers to set up and run an e-business infrastructure, from software to hardware to ongoing management of that infrastructure throughout its lifecycle. Peregrine's Get.It! products permit employees, using internet-based self service, to obtain the items they need in order to do their job more quickly and easily. Harbinger products enable companies to set up their own on-line marketplaces, including automation of catalogs, order-taking, shipping processes, and billing processes.

         Enabling the success of e-Business opportunities is hard work, requiring the development and use of new technologies as well as extensive experience in delivering the services required. Peregrine and Harbinger hope to "make e-Business work" in three ways:


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         1) creating and delivering the Infrastructure of e-Business

         2) operating and managing the e-Business Infrastructure

         3) enabling the immediate exploitation of e-Business for profit

WHAT ARE THE LONG-TERM BENEFITS TO CUSTOMERS OF COMBINING HARBINGER'S AND PEREGRINE'S PRODUCT LINES?

         Whether the customer is an e-marketplace, a buyer, a supplier, a large enterprise or a small to medium size company, there is a certain list of needs that must be addressed in order for that customer to be effective in e-Business. We expect that combining Peregrine and Harbinger will offer our customers products that address the following requirements for a complete, end-to-end e-Business solution.

1) Reliable and cost effective Infrastructure - including internal and external networks and focused on end-to-end availability, reliability and security of all components.

2) e-Procurement - with buying criteria based on total cost, workflow and process management, support for both new XML and legacy systems and the ability to purchase, lease or take inventory from stock.

3) e-Marketplace Access - with ability to access to multiple e-Marketplaces, support for many business-trading communities and industrial strength e-Commerce activities.

4) e-Catalog Content Management - which supports an open standards strategy, a technology foundation to support evolving standards as well as continued support for established standards.

5) e-Business Networks - with the ability to process multi-millions of transactions daily, with real time tracking and reconciliation and connections to and for thousands of customers online.

6) e-Business Community Integration - enabling software, service and know-how to be delivered, evidenced by many existing marketplace exchanges, for both vertically and horizontally organized e-Markets.

7) Employee Self Service - empowering individuals to solve problems within the context of organizational guidelines, reducing the cost and bureaucratic inertia.

8) Infrastructure Management - managing the lifecycle of every resource a company uses in the fulfillment of its mission, from the moment it enters to the moment it leaves the organization, while maximizing the effectiveness of infrastructure and minimizing the total cost of ownership.

WHAT ARE THE IMMEDIATE ADVANTAGES OF THE MERGER TO CURRENT PEREGRINE AND HARBINGER CUSTOMERS?

         Peregrine Systems customers using the employee self service and e-Procurement solutions will be able to integrate the Peregrine e-Commerce infrastructure solutions with Harbinger's e-commerce solutions. We expect this to permit Peregrine's customers to conduct e-business with a large number of buyers

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and suppliers in a very short implementation timeframe. As the merger is completed, Harbinger's customers will have access to an expanded set of products that integrate supply chain e-Commerce into full lifecycle asset management, including the Get.It! application suite that provides employee self service access to all e-Commerce capabilities.

WHICH SUPPLIERS ARE ALREADY ENGAGED?

         Together, Peregrine and Harbinger have access to catalogs from thousands of suppliers with over 150,000 thousand products. These include Compaq, Software Spectrum, Dell, Office Depot, 3M, and Adaptec. Specific categories of items include furniture, computer hardware and software, office equipment etc.

         Suppliers use very different techniques (e.g. EDI, XML, OBI, flat file transfers, etc.) to conduct e-Commerce. We expect one benefit of our combined solution to be that it brings buyers and suppliers together seamlessly, regardless of the standards used by each end of the equation or connection. Some of the companies currently using our solution include IBM, Dupont, Delphi automotive, SBC, Williams Communications, Schlumberger, Webvan, Packard Bell, Toshiba, and Rockwell International.

HOW ABOUT INTERFACES TO BACK-END SYSTEMS?

         Both companies have extensive experience integrating at a data and workflow level with back-end ERP systems. Together we have interfaces to SAP, Peoplesoft, Baan, J.D. Edwards, and others.

WHAT IS YOUR PORTAL (MARKETPLACE ENABLEMENT) STRATEGY?

         Harbinger provides "powered by" e-commerce infrastructure technology and hosts many marketplace applications on behalf of the marketplace owner. Our strategy is to provide the `heavy lifting' e-commerce transaction capabilities that complement marketplace catalog software and enable a marketplace to bring many buyers together with many sellers in an electronic market. This is in contrast to a strategy that requires buyers and sellers to connect through a single, proprietary marketplace. Harbinger currently has 10 active marketplace customers.

WHAT DO YOU MEAN BY E-BUSINESS COMMUNITY INTEGRATION?

         Business Community Integration (BCI) applies Harbinger's extensive e-commerce knowledge and tools to help us build and maintain trading communities. BCI services include marketing to the trading community to create awareness of the marketplace, as well as certification and training of each trading partner to ensure compliance with marketplace trading standards. In addition to BCI services, the combined company will sell the software and enablement services (e.g. catalog data rationalization) to the trading partners themselves to bring them into the marketplace.

WHAT IS YOUR CATALOG STRATEGY?

         Harbinger offers a full suite of Catalog Content Management products and services to enable suppliers to put their data into a standard format for delivery of product and pricing information into an e-Procurement system or Marketplace. We believe these content management products and services complement Peregrine Systems Get.Resources! e-Procurement product providing a complete solution.


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         Currently, suppliers have catalogs in everything from sheets of paper to sophisticated web-enabled configuration tools. The B2B software provider `s challenge is to be able to accept catalog data in whatever format and present it to the requisitioning system in an easy to use and consistent manner.

WHAT IS THE STATUS OF THE ACQUISITION TRANSACTION?

         Our two companies have signed an agreement for the acquisition. Due to the size of our organizations and the fact that both are publicly-traded companies, we are required to obtain certain approvals from our shareholders and other regulatory authorities. Once we obtain these approvals and have met all of the legal conditions described in the acquisition agreement, we will close the transaction and begin integrating the two organizations. The time between signing and closing for a transaction of this size often takes several months.

HOW MANY EMPLOYEES DOES HARBINGER HAVE? HOW MANY LOCATIONS? WHAT IS ITS REVENUE?

         Harbinger is headquartered in Atlanta, Georgia. It has approximately 850 employees in the US, primarily in Atlanta, Tulsa, Ann Arbor, Dallas, and Concord, CA. It also has approximately 150 employees outside the US. In addition to the above locations, Harbinger has offices in Dallas, Eugene, Houston, Toronto, Germany, Italy, Mexico, Netherlands, and the United Kingdom.

         Revenue for Harbinger was $155.5M for the 12 month period ending December 31, 1999.

WHAT IS THE COMBINED SIZE AND REVENUE OF THE TWO COMPANIES?

         The combined companies will have approximately 2,500 employees. The combined revenue of both companies for the 12-month period ending December 31, 1999 was approximately $400M.

WILL THE PEREGRINE SYSTEMS HEADQUARTERS REMAIN IN SAN DIEGO? WILL ANYONE BE ASKED TO MOVE TO ANOTHER LOCATION?

         Yes, Peregrine's headquarters will remain in San Diego. To the extent that our business objectives suggest we should relocate staff to other locations, and to the extent that staff are interested in doing so in order to pursue new job opportunities, we will explore relocations.

HOW WILL THE INTEGRATION PROCESS WORK?

         Integration of two large public companies poses many opportunities as well as many challenges and risks. Peregrine has experienced rapid growth in recent periods and has already completed a number of acquisitions. We believe these recent acquisitions have provided complementary products and have brought many talented people into our organization. To assist in ensuring a smooth transition and integration, Peregrine will work with Arthur Andersen to develop and implement transition plans. These efforts will be being led by a team of Peregrine employees dedicated to transition and acquisition efforts.


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HOW WILL THIS AFFECT PEREGRINE'S RELATIONSHIP WITH COMMERCE ONE?

         Get.Resources! is an open e-Procurement solution that allows organizations to purchase products and resources through market sites or via direct, point-to-point links with suppliers from e-Catalogs hosted on either the buyer or supplier side. We intend to continue our relationship with Commerce One as a market place accessible to our Get.Resources! customers. We believe the addition of the Harbinger products should provide Peregrine customers additional flexibility for rapid deployment of e-Procurement solutions.

HOW WILL THIS AFFECT PEREGRINE'S RELATIONSHIP WITH SUPPLYACCESS.COM?

         We intend to continue our relationship with SupplyAccess. We anticipate the enhanced capability of the Harbinger products will expand both our transaction capabilities and attract additional suppliers into the SupplyAccess network.


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